UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68330

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

<center>MM/DD/YY   MM/DD/YY</center>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Core Financial, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 East State Street, Suite 1800

<center>(No. and Street)</center>

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Coopersmith   (614) 485-2500

<center>(Area Code – Telephone Number)</center>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

<center>(Name – if individual, state last, first, middle name)</center>

600 Superior St. Suite 902	Cleveland	OH	44114-2619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Benjamin Horn _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Core Financial, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SETH R. PORTER
Notary Public, State of Ohio
My Commission Expires 08-25-2019

Franklin County, State of Ohio

Seth R. Porter 2/26/2019

_____
Signature

_____
Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Capital Partners, LLC

FINANCIAL STATEMENTS
December 31, 2018

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2018

CONTENTS



Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Principals and the Board of Directors of Core Financial, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Core Financial, LLC (the "Company") as of December 31, 2018, the related statements of operations and changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Regarding Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Core Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2013.

Cleveland, Ohio
February 26, 2019

1.

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets	
Cash	$ 230,057
Other assets:	
Prepaid expenses	11,844
CRD fund deposit	1,627
Total other assets	13,471
Total assets	$ 243,528
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 32,131
Member's equity	211,397
Total liabilities and member's equity	$ 243,528

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Revenue	$	400,800
Expenses		
Compensation, rent, insurance and other expenses paid to a related party		215,340
Consulting fees		15,911
Professional fees		67,637
FINRA licenses and fees		14,657
Other expenses		1,274
Total expenses		314,819
Net income		85,981
Member's equity – beginning of the year		125,416
Member's equity – end of the year	$	211,397

CORE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 85,981
Adjustments to reconcile net income to net cash from operating activities:	
Increase in other assets	(19)
Decrease in liabilities	(19,845)
Net cash from operating activities	66,117
Cash – beginning of year	163,940
Cash – end of year	$ 230,057

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners), and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by and with an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. The Company remains subject to examination by taxing authorities in jurisdictions where the Company has filed returns for years after 2015. As of December 31, 2018, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

New Accounting Pronouncements – Revenue Recognition: In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 revises GAAP by offering a single comprehensive revenue recognition standard. This new standard was adopted by the Company effective January 1, 2018 using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact to retained earnings. The Company's only source of revenue is commissions from private real estate offerings. The Company sells equity interests in real estate investments and earns a contingent commission of those sales. Revenue is recognized at the time the contingency is removed which is at the closing of the real estate purchase transaction. Revenues earned from contingent private offerings under the new standard have been recognized in a manner materially consistent with our historical patterns of recognition. As such, the adoption of this standard did not have a significant impact on the Company's results of operations.

NOTE 3 – CASH

The Company maintains its cash in one account, which, at times, may exceed federally insured limits. At December 31, 2018, the cash balance was $230,057.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2018, the Company had net capital of $197,926, which was $192,926 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 16.23%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company earns all revenue from investment syndications with related party affiliates. Additionally, the Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2018, the expense sharing agreement required payment of $17,945 per month to pay for overhead and administrative costs. The total of expense sharing payments made during 2018 was $215,340. The following table provides a summary of the Company's expense sharing payments.

Payroll	$ 176,100
Office Rent	14,200
Office Overhead	11,900
Insurance	13,140
Total Expense Sharing	$ 215,340

SUPPLEMENTAL INFORMATION

CORE FINANCIAL, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2018

Computation of Net Capital

Member's equity	$ 211,397
Non-allowable assets:	
Other assets	$ 13,471
Net capital	$ 197,926
Total aggregate indebtedness	$ 32,131
Computation of basic net capital requirement (greater of $5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 192,926
Percentage of aggregate indebtedness to net capital	16.23%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2018.

STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2018

The Company's business is to act as a placement agent for real estate investment syndications. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) as there are "Special Accounts for the Exclusive Benefit of Customers" established and maintained. Therefore, computations of reserve requirements and information related to possession and control are not applicable.



Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying Core Financial, LLC Exemption Report, in which (1) Core Financial, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Core Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Core Financial, LLC stated that Core Financial, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. Core Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

Cleveland, Ohio
February 26, 2019

CORE
REAL ESTATE CAPITAL

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Core Financial LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(i) of the rule during the period January 1, 2018 through December 31, 2018.

(2) Core Financial LLC met the identified exemption provisions under 240.15c3-3(k)(2)(i) during the period January 1, 2018 through December 31, 2018 without exception.

Core Financial LLC Exemption Report

I, Jeffrey Coopersmith, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________



Title: Chief Compliance Officer

Date of Report: February 25, 2019

21 East State St. Suite 1800, Columbus, OH 43215 | o: 614.485.2500 | f: 614.485.2556 corerecap.com



Crowe

Crowe LLP
Independent Member Crowe Global

Principals of Core Financial, LLC
Columbus, Ohio

In planning and performing our audit of the financial statements of Core Financial, LLC ("Company") as of and for the year ended December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Principals, management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

Cleveland, Ohio
February 26, 2019

1.